14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex
Téléphone : +33 1 41 43 15 00
Télécopie : +33 1 41 43 15 65

SUPPL

Cereol

02034511

File No : 82 - 5210

Cereol S.A.
14 boulevard du Général Leclerc
92200 Neuilly sur Seine
France

SEC MAIL PROCESSING
RECEIVED
JUN 03 2002
WASH. D.C. 152 SECTION

United States Securities and Exchange Commission
Washington D.C. 20549
United States

Neuilly, May 29th 2002

Re: Disclosure Materials Provided by Cereol Pursuant to Application for Exemption Under Rule 12g3-2 (b)

Ladies and Gentlemen

Please find attached the following disclosure materials for Cereol :

- Press Release dated 28 May 2002: "Cereol sells its subsidiary Carapelli to a group of italian investors" (both in French and in English).

Cereol is providing these documents to you pursuant to its obligations under Rule 12g3-2 (b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Very truly yours.

Matthieu Hauw
General Counsel

Informations Financières

Cereol cède sa filiale Carapelli à un groupe d'investisseurs italiens

Paris, le 28 mai 2002 – Comme il avait été précisé dans le communiqué de presse du 3 mai 2002, Cereol négociait la cession de sa filiale Carapelli en exclusivité avec un groupe d'investisseurs italiens mené par B&S Private Equity Group (B&S PEG) et qui comprend entre autres Arca Impresa Gestioni SGR (Arca) et le groupe bancaire Monte dei Paschi di Siena.

Un contrat de cession a été conclu aujourd'hui 28 mai 2002 entre les deux parties pour un montant de 101 millions d'euros (valeur totale de la société). La clôture définitive et le transfert des actions devraient avoir lieu dans les premiers jours de juin.

Cette opération a été conduite dans le cadre de la politique de Cereol de recentrage sur son activité oléagineuse. Les liens qui existaient entre Carapelli et d'autres filiales du groupe seront maintenus. En effet, le nouvel actionnaire de Carapelli reprend le contrat entre Carapelli et Lesieur pour la distribution en France de l'huile d'olive extra vierge sous la marque Carapelli. Il poursuit également le contrat à façon pour le conditionnement d'huiles de graines entre Cereol Italie et Carapelli.

Schroder Salomon Smith Barney a conseillé Cereol. Rondelli & Partners et London Court Limited ont conseillé B&S PEG et Arca.

Contacts Presse :
Tarick Dali +33 1 40 70 11 89
Henri Rieux +33 1 41 43 19 52

Financial Data

Cereol sells its subsidiary Carapelli to a group of Italian investors.

Paris, 28 May 2002 – As detailed in the Press Release of 3 May 2002, Cereol negotiated on an exclusive basis the sale of its subsidiary Carapelli with a group of Italian investors led by B&S Private Equity Group (B&S PEG) which includes amongst others Arca Impresa Gestioni SGR (Arca) and the banking group Monte dei Paschi di Siena.

A share transfer contract was concluded today, 28 May 2002, between the two parties for an amount of 101 million Euros (total enterprise value). The definitive closing and share transfer should take place at the beginning of June.

This deal has been executed within the framework of Cereol's policy of concentrating its activities on the oilseed sector. The links that exist between Carapelli and other Group subsidiaries shall be maintained. More precisely, Carapelli's new shareholder takes up the contract between Carapelli and Lesieur for the distribution of extra virgin olive oil under the Carapelli brand in France. The shareholder similarly maintains the contract between Cereol Italia and Carapelli for packaging of seed oils.

Schroder Salomon Smith Barney has advised Cereol. Rondelli & Partners and London Court Limited have advised B&S PEG and Arca.

Press Contacts :
Tarick Dali +33 1 40 70 11 89
Henri Rieux +33 1 41 43 19 52